Exhibit 99.1
For Immediate Release
Bernd Christmas Appointed to Bennett's Board of Directors
Oakville, Ontario, May 2, 2006, - Bennett Environmental (“BEI”) announces today that Bernd Christmas has been appointed to the Board of Directors of Bennett Environmental Inc.
As Chief Executive Officer of the Membertou Band of Nova Scotia and the Membertou Corporate Division, and as a negotiator for several First Nation bands, Mr. Christmas will bring a deep understanding of Aboriginal perspectives to Bennett’s ongoing business activities.
The first Mi'kmaw to become a lawyer in Canada, Mr. Christmas obtained his law degree in 1991 from Osgoode Hall at York University. In 1993, he accepted a position in corporate and commercial law with Lang Michener, where he also expanded the firm’s Aboriginal practices.
Mr. Christmas has a wealth of experience in dealing with the Federal Government, its boards, agencies and commissions:
•	From 2000 to 2002, he was one of three Canadian commissioners to the International Commission for the Conservation of Tuna;

•	In 2003, he was appointed by the Prime Minister to the External Advisory Committee on Smart Regulation;

•	In February 2005, Mr. Christmas was appointed to the Board of Directors of CBC/Radio-Canada for a three-year term; and

•	" He is a member of the executive committee organizing the Governor General’s Conference on Leadership and Diversity.
For the Membertou Band, Mr. Christmas has negotiated contracts or agreements with Georgia Pacific, Sodexho Canada, Clearwater Fine Foods, Lockheed Martin Canada, Jacques Whitford Engineering, Dexter Construction, Grant Thornton, Boeing, and SNC Lavalin.
Mr. Christmas is a member of the Nova Scotia Barristers’ Society and of the Law Society of Upper Canada (Ontario). He is a former commissioner for the Cape Breton-Victoria Regional School Board and a former member of the Board of Governors of the Nova Scotia Community College.
Forward Looking Statements
Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert, President/CEO or Michael B. McSweeney, Vice President, 905 339 1540.